Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES
RESULTS FOR YEAR 2008

Tel Aviv, Israel, March 31, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced its results for the year 2008.

Year 2008 compared to year 2007 results

Consolidated revenues in Year 2008 were NIS 1,098 million (US$ 288.8 million) compared to NIS 3,498.5 million reported last year.

Revenues from commercial centers decreased in 2008 to NIS 524.2 million ($ 137.8 million) from NIS 2,917.6 million last year. This decrease is attributable to: (i) a decrease in revenues from the sale of trading property in 2008 to NIS 439.3 million (US$ 115.5 million) as compared to NIS 2,819.8 million last year. This decrease is attributable to sale of one commercial center in 2008 (Plzen Plaza in Czech Republic) as compared to sale of four commercial centers in 2007 (Arena Plaza in Hungary, and Rybnik Plaza, Sosnowiec Plaza and Lublin Plaza in Poland); (ii) a decrease in revenues from the operations of commercial centers to NIS 84.8 million (US$ 22.3 million) in 2008 compared to NIS 97.8 million in 2007. Such decrease is attributable mainly to the sale of the Arena Commercial Center in Israel in mid 2007, offset in part by an increase in attractions operations within the commercial centers, and from the operations of the Pilzen Plaza commercial center in the first half of 2008.

Cost of commercial centers decreased to NIS 432.8 million (US$ 113.8 million) compared to NIS 1,714.2 million reported last year. This decrease is attributable mainly to: (i) decrease in the cost of sales due to one commercial center sold in 2008 compared to cost of sales of four commercial centers sold in 2007; (ii) decrease in the cost of operations of commercial centers attributable mainly to the sale of Arena Commercial Center in Israel in mid 2007 offset by an increase in the cost of attractions operations and charge of deferred initiation expenses to the profit and loss account.

Gain from sale of real estate assets and investments, net amounted to NIS 62.6 million reported in 2007 which is attributed to the sale of the Ballet Institute Building and the Duna Plaza Offices, both in Budapest.

Revenues from hotels operations and management decreased to NIS 384.2 million (US$ 101 million) as compared to NIS 395.2 million reported last year. This decrease is attributable to: (i) an increase in the revenues of the hotels segment mainly due to the opening of Bucharesti Hotel complex in Romania (which is managed by the Radisson Group) offset by; (ii) the devaluation of the Pound and the EURO against the NIS.

Costs and expenses from hotels operations and management increased to NIS 354.8 million (US$ 93.3 million) compared to NIS 330 million reported last year. This increase is attributable mainly to expenses related to the opening of the Bucharesti Hotel complex in the second half of 2008, offset by the devaluation of the Pound and the EURO against the NIS.

Revenues from sale of medical systems decreased to NIS 38 million (US$ 10 million) compared to NIS 49.6 million reported last year. This decrease was mainly due to decrease in the number of systems sold compared to last year and to the devaluation of the US$ against the NIS.

Costs and expenses of medical systems operations decreased to NIS 55.5 million (US$ 14.6 million) compared to NIS 69.9 million reported last year.

Revenues from sale of fashion merchandise is attributed to the operations of Elbit Trade & Retail Ltd. which increased to NIS 102.7 million in 2008 (US $27 million) compared to NIS 68.1 million reported last year. This increase is attributed mainly to the opening of eight new stores by Elbit Trade & Retail Ltd. during 2008.

Cost and expenses of fashion merchandise increased to NIS 118 million (US$ 31 million) compared to NIS 80.3 million reported last year. This increase was attributable mainly to increase in retail operations of Elbit Trade & Retail Ltd. as mentioned above.

Research and development expenses decreased to NIS 68.7 million (US$ 18 million) compared to NIS 69.6 million reported last year. These costs are attributable to the operations of InSightec.

General and administrative expenses decreased to NIS 54.9 million (US$ 14.4 million) compared to NIS 117 million reported last year. The decrease in general and administrative expenses is mainly attributable to(i) a decrease in salaries and related expenses arising from ;(a) in 2008 the Company did not record any provision for bonus payments to its directors and officers compared to bonus payments recorded in 2007 as a result of the gain generated in this year; (b) decrease in stock based compensation expenses; and (ii) reduction in other general and administrative expenses.

Financial expenses (income), net resulted in an income of NIS 64 million (US$ 16.8 million) in 2008 compared to expenses of NIS 140.9 million reported last year. Such increase composed of: (i) increase in gain from change in fair value of financial instruments (mainly Plaza Centers Debentures and Swap transactions, both measured at fair value through profit and loss) to NIS 225.2 as compared to NIS 18.3 million in 2007 ;(ii) increase in financial income to NIS 135.3 million as compared to NIS 73.3 million in 2007 mainly due to an increase in the Group’s cash and cash equivalent during the first half of 2008; offset by (iii) increase in financial expenses (net after capitalization of financial expenses to qualifying assets) to NIS 296.5 million as compared to NIS 232.6 million in 2007 mainly due to (a)an increase in the Israeli Consumer Price Index into which the Company’s Debentures are linked to; and(b) exchange rate expenses in respect of the Group loans.

Other expenses increased to NIS 68.8 million (US$ 18 million), compared to NIS 38.2 million reported last year. The other expenses in 2008 and 2007 include mainly impairments and loss from disposition of real estate assets, other property and investments, and initiation expenses related mainly to the Company’s operations in India, offset by a profit from the collection of doubtful debt.

Loss before taxes in 2008 was NIS 4.3 million (US$ 1.1 million) as compared to profit of NIS 925.6 million in 2007.

Income tax in 2008 was NIS 24.7 million (US$ 6.5 million) as compared to tax benefits in the amount of NIS 16.3 million last year.

Profit (loss) from continuing operations in 2008, was loss of NIS 29 million (US$ 7.6 million) compared to profit of NIS 909.3 million reported last year.

Profit from discontinuing operation, net in 2008 was NIS 4.9 million (US$ 1.3 million) compared to NIS 10.3 million reported last year. Such profit is attributable mainly to the cancellation of provisions accrued in connection with discontinued operations and collection of bad debts.

Loss in 2008 was NIS 24.1 million (US $6.3 million) of which NIS 103.7 million (US$ 27.3 million) is attributable to the equity holders of the Company and an income of NIS 79.6 million (US$ 20.9 million) is attributable to the minority interest.

Net income in 2007 was NIS 919.7 million of which NIS 539.7 million is attributable to the equity holders of the Company and NIS 379.8 million is attributable to minority interest.

Mr. Mordechay Zisser, Chairman of the Board of Directors of the Company, commented:
Leading a well established global business enterprise, is tested especially in times of crises.

The Elbit Imaging Group had met the current financial crisis, well prepared both in terms of its core activities, as well as with its debt structure. The Elbit Imaging Group had concluded realization of essentially all of its trading properties, well ahead of this current crisis, and yet it still maintains a streamline of real estate projects under various stages of planning and construction which do not require substantial liquidity resources. Elbit Imaging had also managed to provide an advantageous debt structure, so as to face the current crisis while in possession of substantial cash reserves.

The Company’s management and employees are committed to use their utmost best to meet the challenges they are facing to act conservatively and with due care, in examining, under stringent criteria, highly attractive business opportunities arising, both in the Central and Eastern Europe markets – with which we are well acquainted, and in other territories as well.

It is now a time for our Company to start examining and reviewing those new markets which can present rare opportunities to us, including the American market. History has presented us with a rare window of opportunities, occurring only once in decades, of which we intend to take full advantage.

Some 13 years ago, our Group had begun the initiation and development activities in Eastern Europe as these markets presented yields ranging between 10%-15%, while Western markets were only presented at 4%-7% yield. In those Eastern European markets, our investment in the projects commenced with the acquisition of the land, and continued to the planning, construction and marketing of the centers – a process generally completed within 2-3 years and required considerable managerial resources, before we were able to proceed to the realization of such commercial centers and ripe the fruits of our investment. Nowadays, current U.S. real estate market conditions allow for the acquisition of operational shopping centers with yields ranging between of 9%-14%, and enjoy immediate rent proceeds.

It is my estimate, that within 2-3 years when our world recovers, Elbit will be able to realize such commercial centers, with yields ranging between 4%-7%.

Our Group has the power, the experience, the know-how and the financial resources to take advantage of these rare circumstances. We have therefore resolved to explore this unique opportunity of acquiring American shopping centers while investing our 15 year experience and extensive know-how in the development, management and improvement of same. To that end, the Group is looking into the possibility of raising, through a fund, approximately US$ 400 million, in which Elbit’s share (together with our subsidiary Plaza Centers N.V. – in equal parts) is expected to be approximately $100 million. This will allow us to fund the acquisition of shopping centers at prices (aggregate) ranging between approximately US$ 800 million to US$1 billion”.

Mr. Shimon Yitzhaki, President and CEO of the Company, commented :
The global crisis that began in 2008, met the Elbit Imaging Group well prepared. Our real estate business, concentrated mostly via our subsidiary Plaza Centers, focuses on the development and realization of commercial centers, and as such we foresee such investments over a period of several years, rather than on a quarterly or annual basis. The Group currently owns a large number of plots and properties in Central and Eastern Europe, which were acquired with equity and are not leveraged.

In view of the market conditions, the Group has chosen to move forward with construction of fewer projects, with particular emphasis on projects for which bank financing has already been secured. Plaza Centers has many years of experience in the management of commercial centers, and the ability to adjust its business to market conditions.

In the event selling prices fall short of the Company’s expectations, we then intend to allow this global crisis to run its course and come to an end, before proceeding with the sale of the commercial centers, and all while enjoying a current cash flow from the management of same.

Preserving flexibility between two business models, one which allowed the construction and operations of commercial centers and the other of building and selling same, has been our Company’s strategy throughout its years of operation and it is proving itself in these days.

We are continuing to develop all of the Group’s foreign operations. In the real estate sector, the Group has announced its intention to start exploring the U.S. market, in addition to a cautious and conservative examination of opportunities in the current markets, in which the knowledge, experience and expertise it has acquired over the last decade are a considerable advantage.

We have recently made an additional investment in InSightec, with the goal of accelerating the development of its applications. We believe in InSightec’s great potential, and are delighted to increase our share in the company. Our retail division is also continuing to develop, and has recently announced that it will begin marketing the ‘GAP’ retail conglomerate in Israel already in 2009.

To summarize, we are keeping the development of our various segments in order to increase revenues and yield to our shareholders; however, we are using conservative and measured steps.

Elbit Imaging Ltd

	December 31, 2008	December 31, 2007	December 31, 2008
	(in thousand NIS)		Convenience translation
			US$'000

Current Assets
Cash and cash equivalents	1,690,433	1,416,710	444,617
Short-term deposits and investments	408,719	(*)643,859	107,501
Trade accounts receivables	34,740	1,521,521	9,137
Other receivables	134,194	65,271	35,296
Prepayments and other assets	404,613	386,160	106,421
Inventories	38,177	25,492	10,041
Trading property	3,279,775	1,738,213	862,645

	5,990,651	5,797,226	1,575,658
Assets related to discontinued operation	9,043	11,120	2,379

	5,999,694	5,808,346	1,578,037

Non-Current Assets
Deposits, loans and other long-term balances	783,567	(*)165,310	206,093
Investments in associates	46,655	58,062	12,271
Property, plant and equipment	1,618,253	1,761,350	425,632
Investment property and payments on account of investment property	78,897	454,623	20,751
Other assets and deferred expenses	118,064	148,137	31,053
Intangible assets	46,582	51,820	12,253

	2,692,018	2,639,302	708,053

	8,691,712	8,447,648	2,286,090

Current Liabilities
Short-term credits	1,255,018	166,469	330,094
Suppliers and service providers	214,461	181,226	56,407
Payables and other credit balances	214,091	437,813	56,310
Other liabilities	108,858	119,680	28,632

	1,792,428	905,188	471,443
Liabilities related to discontinued operation	29,187	30,123	7,677

	1,821,615	935,311	479,120

Non-Current liabilities
Borrowings	4,258,639	4,123,904	1,120,105
Other financial liabilities	93,121	91,685	24,493
Other liabilities	15,440	12,607	4,061
Deferred taxes	65,114	55,139	17,126

	4,432,314	4,283,335	1,165,785

Shareholders' Equity
Attributable to equity holders of the Company	1,373,692	2,035,438	361,308
Minority Interest	1,064,091	1,193,564	279,877

	2,437,783	3,229,002	641,185

	8,691,712	8,447,648	2,286,090

(*) Reclassified

Elbit Imaging Ltd

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2008	2007	2008
			Convenience translation
	(in thousand NIS)		US$'000

Revenues and gains
Commercial centers [1]	524,163	2,917,616	137,865
Hotels operations and management	384,220	395,227	101,057
Gain from sale of real estate assets	-	62,621	-
Sale of medical systems	38,076	49,648	10,015
Gain from change in shareholding of subsidiaries	49,122	5,310	12,920
Sale of fashion merchandise	102,736	68,139	27,022

	1,098,317	3,498,561	288,879

Expenses and losses
Commercial centers [1]	432,760	1,714,253	113,824
Hotels operations and management	354,850	330,063	93,332
Cost and expenses of medical systems operation	55,469	69,953	14,590
Cost of fashion merchandise	118,040	80,308	31,047
Research and development expenses	68,759	69,559	18,085
General and administrative expenses	54,944	116,992	14,451
Share in losses of associates, net	12,952	12,667	3,407
Financial expenses (income) , net	(63,995)	140,926	(16,832)
Other expenses, net	68,797	38,233	18,095

	1,102,576	2,572,954	289,999

Profit (loss) before income taxes	(4,259)	925,607	(1,120)
Income taxes	24,736	16,288	6,506

Profit (loss) from continuing operations	(28,995)	909,319	(7,626)
Profit from discontinued operation, net	4,934	10,289	1,298

Profit (loss) for the period	(24,061)	919,608	(6,328)

Attributable to:
Equity holders of the Company	(103,714)	539,749	(27,278)
Minority interest	79,653	379,859	20,950

	(24,061)	919,608	(6,328)

(1) Sale of trading property and investment property operations

Elbit Imaging Ltd

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Investment revaluation reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	(In thousand NIS)

Balance -

January 1, 2007	38,032	815,112	47,966	20,080	-	13,482	852,416	1,787,088	(138,519)	(3,853)	1,644,716	649,515	2,294,231

Gain for the period	-	-	-	-	-	-	539,749	539,749	-	-	539,749	379,859	919,608
Exchange differences arising from translation of foreign operations	-	-	(2,094)	-	-	-	-	(2,094)	-	-	(2,094)	10,233	8,139
Dividend paid	-	-	-	-	-	-	(159,766)	(159,766)	-	-	(159,766)		(159,766)
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	33,424	33,424
Issuance of shares to the Group by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	12,035	12,035
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(367)	(367)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	638	638	-	638
Loss from cash flow hedge	-	-	-	(7,232)	-	-	-	(7,232)	-	-	(7,232)	-	(7,232)
Stock based compensation expenses	-	-	-	-	-	19,427	-	19,427	-	-	19,428	76,450	95,877
Initially consolidated company	-	-	-	-	-	-	-	-	-	-	-	32,415	32,415
Employee share premium	-	163	-	-	-	-	-	163	-	(163)	-	-	-

December 31, 2007	38,032	815,275	45,872	12,848	-	32,909	1,232,399	2,177,335	(138,519)	(3,378)	2,035,438	1,193,564	3,229,002

Gain (loss) for the period	-	-	-	-	-	-	(103,714)	(103,714)	-	-	(103,714)	79,653	(24,061)
Exchange differences arising from translation of foreign operations	-	-	(350,242)	-	-	-	-	(350,242)	-	-	(350,242)	(103,062)	(453,304)
Dividend paid	-	-	-	-	-	-	(168,064)	(168,064)	-	-	(168,064)	-	(168,064)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,860	5,860
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	3,394	3,394	-	3,394
Loss from cash flow hedge	-	-	-	(49,970)	-	-	-	(49,970)	-	-	(49,970)	-	(49,970)
Stock based compensation expenses	-	-	-	-	-	10,931	-	10,931	-	-	10,931	56,163	67,094
Loss from available for sale investments	-	-	-	-	(4,081)	-	-	(4,081)			(4,081)	(1,848)	(5,929)
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(97,770)	(97,770)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(68,469)	(68,469)
Employee share premium	-	16	-	-	-	-	-	16	-	(16)	-	-	-

December 31, 2008	38,032	815,291	(304,370)	(37,122)	(4,081)	43,840	960,621	1,512,211	(138,519)	(0)	1,373,692	1,064,091	2,437,783

	Share Capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Investment revaluation reserve	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2007	10,003	214,433	12,065	3,379	-	8,656	324,145	572,681	(36,434)	(889)	535,358	313,931	849,289

Gain for the period	-	-	-	-	-	-	(27,278)	(27,278)	-	-	(27,278)	20,950	(6,328)
Exchange differences arising from translation of foreign operations	-	-	(92,120)	-	-	-	-	(92,120)	-	-	(92,120)	(27,105)	(119,225)
Dividend paid	-	-	-	-	-	-	(44,204)	(44,204)	-	-	(44,204)	-	(44,204)
issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,541	1,541
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	-	-	-	893	893	-	893
Loss from cash flow hedge	-	-	-	(13,143)	-	-	-	(13,143)	-	-	(13,143)	-	(13,143)
Stock based compensation expenses	-	-	-	-	-	2,875	-	2,875	-	-	2,875	14,772	17,647
Loss from available for sale investments					(1,073)			(1,073)			(1,073)	(487)	(1,560)
Dividend to the minority	-	-	-	-	-	-	-	-	-	-	-	(25,716)	(25,716)
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	(18,009)	(18,009)
Employee share premium	-	4	-	-	-	-	-	4	-	(4)	-	-	-

December 31, 2008	10,003	214,437	(80,055)	(9,764)	(1,073)	11,531	252,663	397,742	(36,434)	(0)	361,308	279,877	641,185

For Further Information:

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com